Exhibit 99.17

KPMG LLP
Chartered Accountants
Suite 1500 Purdy's Wharf Tower I	Telephone (902) 492-6000
1959 Upper Water Street	Telefax (902) 429-1307
Halifax NS B3J 3N2	www.kpmg.ca
Canada

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Gammon Lake Resources Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 2, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company's internal control over financial reporting. Our report to the shareholders dated April 2, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference in the audit report on the effectiveness of the Company's internal control over financial reporting in the financial statement auditors' report.

/s/ KPMG LLP
Chartered Accountants

Halifax, Canada
April 2, 2007